Exhibit 99.1

Nayax Completes Acquisition of VMtecnologia

Acquisition immediately accelerates Nayax’s expansion into the Latin American market with an established partner and one of Brazil’s market leaders in automated self-service

HERZLIYA, Israel, April 30, 2024 (Globe Newswire) — Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX), a leading global commerce enablement, payments, and loyalty platform designed to help merchants scale their business, today announced it has completed its acquisition of VMtecnologia, a leading technology provider for the automated self-service industry in Brazil.

This strategic acquisition, first announced in March, marks a significant step in Nayax's expansion into the Latin American market. By entering the Latin American market with a strong and immediate market presence, Nayax is poised to leverage VMtecnologia's established position, serving over 2,400 retailers in diverse industries across all 27 states in Brazil and more than 466 cities as of the end of February 2024.

"The completion of the VMtecnologia acquisition marks a significant milestone in Nayax's strategic expansion into Latin America. Leveraging our nearly two decades of expertise in the payments industry, we are committed to enhancing the Brazilian market with innovative solutions and are excited about further deepening our presence in this key region over the coming years. Under VMtecnologia CEO Eduardo Muniz's seasoned leadership, we are poised to make substantial advancements in the automated self-service payments space in Latin America," said Yair Nechmad, Nayax Chief Executive Officer and Chairman of the Board.

"Joining forces with Nayax represents a transformative step for our growth. With today's strategic partnership, we transition into a new era where we are firmly backed by the global leader in automated self-service payments. Nayax's cutting-edge technology and expertise in payments will propel us into the next phase of our expansion. We are eager to introduce our customers to a broader range of products, diversified payment options, and enhanced consumer loyalty programs," said Eduardo Muniz, Chief Executive Officer of VMtecnologia.

Transaction Details:

•
Implied enterprise value of R$ 110 million BRL (~$22 million USD), on a cash-free, debt-free basis, with an additional earnout bringing the potential consideration to R$ 137.5 million BRL (~$27 million USD).

•
The purchase includes an initial payment of R$ 66 million BRL (~$13 million USD) in cash at closing, with the remainder, contingent upon management retention and revenue growth consistent with prior experience, payable over three years in cash or Nayax equity. In addition, there is an earnout of up to R$ 27.5 million BRL (~$5 million USD) payable primarily in stock (with the stock valued based on the value of Nayax stock at closing of the transaction) based on the achievement of significant three-year growth objectives, bringing the total potential consideration to R$ 137.5 million BRL (~$27 million USD).

•	Nayax financed the initial payment with available cash reserves.

•
VMtecnologia's impressive financial performance for 2023 includes approximately $8.5 million in revenue, a gross margin of 88%, and an EBITDA margin exceeding 30%, with a CAGR of approximately 73% between 2021 and 2023.

•	Synergies are expected from the integration of VMtecnologia into Nayax's ecosystem, enhancing both revenue and operational efficiencies.

Advisors:

Baptista Luz is serving as legal advisor to Nayax. Pipeline Capital is serving as financial advisor and Gentil Monteiro, Vicentini, Beringhs e Gil (GVBG) is serving as legal advisor to VMtecnologia.

Forward-Looking Statements:

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" and "potential," among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations, including regarding our ability to effectively and efficiently integrate the acquisition of VMtecnologia into our existing business and the impact of the acquisition on our business prospects in Latin America. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions and global economic trends; impact of the war in the Gaza Strip on our operations and financial results; fluctuations in inflation, interest rates and exchange rates in the global economic environment over the world; our ability to implement our growth strategy; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to compete and conduct our business in the future; changes in consumer tastes and preferences; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; and other risk factors discussed under "Risk Factors" in our annual report on Form 20-F filed with the SEC on February 28, 2024 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. Today, Nayax has nine global offices, approximately 900 employees, connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com.

About VMtecnologia

VMtecnologia is services the unattended retail market with easy-to-use, proprietary, and secure technology, embedded in plug-and-play equipment so that entrepreneurs can grow and scale their business. VMtecnologia’s solution simplifies and enables the operation of small, medium, and large autonomous Brazilian stores, with, approximately 130 employees. For more information, please visit https://www.vmtecnologia.io/.

Investor Relations Contact:
Aaron Greenberg, Chief Strategy Officer
aarong@nayax.com

Public Relations Contact:
Scott Gamm
Strategy Voice Associates
scott@strategyvoiceassociates.com